SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 18, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: May 21, 2012

Exhibit 99.1

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Financial and Operating Results for the First Quarter 2012

BEIJING, China, May 18, 2012 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone,” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the first quarter ended March 31, 2012.

First quarter 2012 financial and operating results

•	Net revenues increased 51.7% to $86.3 million in the first quarter 2012 from $56.9 million in the first quarter 2011.

•	Gross profit increased 35.2% to $27.8 million in the first quarter 2012 from $20.5 million in the first quarter 2011.

•	Net income was $3.3 million in the first quarter 2012 compared with $5.2 million in the first quarter 2011.

•	Non-GAAP net income (note 1) increased 19.0% to $7.3 million in the first quarter 2012 from $6.2 million in the first quarter 2011.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.06 in the first quarter 2012 compared with $0.09 in the first quarter 2011. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.12 in the first quarter 2012 and $0.10 in the first quarter 2011.

•	Total number of employees increased 42.3% to 12,661 as of March 31, 2012 from 8,900 as of March 31, 2011.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “I am pleased to report that we have delivered another quarter of strong growth despite a challenging global economic environment.

“This is a validation of our strategy of continuously enhancing our end-to-end services capabilities, especially around Consulting and Solutions, focusing on targeted industry verticals, and maintaining geographically balanced market growth.

“For the remainder of the year, we are still seeing strong business demand and a solid sales pipeline. However, we remain vigilant about the global economic uncertainties and the slowdown of China’s economic growth. We are putting greater focus on improving service quality, operation efficiency, and financial strength while continuing to invest for long-term growth.”

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Results of operations for the first quarter 2012

Net revenues

Net revenues increased $29.4 million or 51.7% to $86.3 million in the first quarter 2012 from $56.9 million in the first quarter 2011. Such revenue growth was benefited from strong customer demands for IT services in both Greater China and Global markets.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (a) IT Services, which primarily includes application development and maintenance, or ADM, as well as R&D services, and infrastructure and software services; (b) Consulting & Solutions; and (c) Business Process Outsourcing (“BPO”) services. The following table shows our net revenues by service line.

US$ in thousands, except %	2011Q1%		2012Q1%
IT Services
ADM	20,693	36.4%	29,150	33.8%
R&D	18,202	32.0%	26,945	31.2%
Infrastructure and software	2,617	4.5%	1,758	2.0%

IT Services, total	41,512	72.9%	57,853	67.0%
Consulting & Solutions	13,094	23.0%	25,575	29.6%
BPO services	2,311	4.1%	2,921	3.4%

Total net revenues	56,917	100.0%	86,349	100.0%

Net revenues from IT Services increased $16.3 million or 39.4% to $57.9 million in the first quarter 2012 from $41.5 million in the first quarter 2011. Net revenues from Consulting & Solutions increased $12.5 million or 95.3% to $25.6 million in the first quarter 2012 from $13.1 million in the first quarter 2011. The year-on-year quarterly growth was largely contributed by public sector city solution projects, such as cloud computing data center for LiaoYuan City as the Company announced previously. We expect that these types of solution business will continue to be one of growth drivers in our solution based business in the future. Net revenues from BPO services increased 26.4% to $2.9 million in the first quarter 2012 from $2.3 million in the first quarter 2011.

Net revenues by geographic markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others) based on the headquarter locations of our clients. The following table shows our net revenues by geographic markets.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

US$ in thousands, except %	2011Q1%		2012Q1%
Greater China	31,431	55.2%	51,439	59.6%
Global:
United States	14,336	25.2%	22,225	25.7%
Europe	5,133	9.0%	5,779	6.7%
Japan	5,870	10.3%	6,280	7.3%
Others	147	0.3%	626	0.7%

Global total	25,486	44.8%	34,910	40.4%

Total net revenues	56,917	100.0%	86,349	100.0%

Our net revenues from Greater China clients increased $20.0 million or 63.7% to $51.4 million in the first quarter 2012 from $31.4 million in the first quarter 2011. Net revenues from U.S. clients increased $7.9 million or 55.0% in the first quarter 2012 compared to the first quarter 2011. Net revenues from European and Japanese clients were relatively flat on a year-on-year basis due to slow economic recovery in the respective regions.

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2011Q1%		2012Q1%
Technology	18,523	32.5%	24,896	28.8%
Communications	21,334	37.5%	32,938	38.2%
BFSI	11,867	20.8%	15,785	18.3%
Energy, transportation and public	1,706	3.0%	7,773	9.0%
Others	3,487	6.2%	4,957	5.7%

Total net revenues	56,917	100.0%	86,349	100.0%

Net revenues from technology clients increased $6.4 million or 34.4% to $24.9 million in the first quarter 2012 from $18.5 million in the first quarter 2011. Net revenues from communications clients increased $11.6 million or 54.4% to $32.9 million in the first quarter 2012 from $21.3 million in the first quarter 2011. Net revenues from BFSI clients increased $3.9 million or 33.0% to $15.8 million in the first quarter 2012 from $11.9 million in the first quarter 2011. Net revenues from energy, transportation and public sector clients increased $6.1 million or 355.6% to $7.8 million in the first quarter 2012 from $1.7 million in the first quarter 2011, which was attributable largely from recent public sector solution project wins in various tier 2 and tier 3 cities. Net revenues from other industries increased $1.5 million to $5.0 million in the first quarter 2012 from $3.5 million in the first quarter 2011 resulting from new project wins in tobacco and retail industries.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by five largest clients

Net revenues from our five largest clients totaled $41.4 million or 47.9% of total net revenues in the first quarter 2012 compared with $24.8 million or 43.6% in the first quarter 2011.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2011Q1%		2012Q1%
Time-and-expense basis	24,145	42.4%	29,389	34.0%
Fixed-price basis	32,571	57.2%	56,325	65.3%
Volume basis (BPO)	201	0.4%	635	0.7%

Total net revenues	56,917	100.0%	86,349	100.0%

Net revenues from time-and-expenses basis projects increased $5.2 million or 21.7% to $29.4 million in the first quarter 2012 from $24.1 million in the first quarter 2011. Net revenues from fixed-price basis projects increased $23.8 million or 72.9% to $56.3 million in the first quarter 2012 from $32.6 million in the first quarter 2011. Net revenues from volume basis increased $0.4 million or 215.9% to $0.6 million in the first quarter 2012 from $0.2 million in the first quarter 2011.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $22.2 million or 61.0% to $58.6 million in the first quarter 2012 from $36.4 million in the first quarter 2011 primarily due to service delivery employees and facilities added to enable and match the growth of our business.

Gross profit increased $7.2 million or 35.2% to $27.8 million in the first quarter 2012 from $20.5 million in the first quarter 2011. Gross profit margin decreased to 32.2% in the first quarter 2012 from 36.1% in the first quarter 2011 primarily due to (a) annual salary increase on eligible delivery personnel effective in January 2012 compared to April 2011, (b) more higher-end delivery employees and fresh graduates hired starting from the third quarter 2011, (c) increase of subcontracting costs caused by hardware purchases on certain large projects, (d) expanded office facilities in several delivery centers, and (e) less government subsidies recognized as a percentage of net revenues in the first quarter 2012, (f) partially offset by favorable business mix and efficiency improvements.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Operating expenses

Operating expenses increased $5.6 million or 31.7% to $23.4 million in the first quarter 2012 from $17.8 million in the first quarter 2011 primarily due to higher salary and compensation expenses, and rental expenses in connection with expansion in headcount and facilities to support the company’s business growth.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $20.1 million or 23.3% of net revenues in the first quarter 2012 compared with $14.8 million or 26.0% of net revenues in the first quarter 2011. The decrease of operating expenses as a percentage of net revenues reflected the benefit of scale efficiencies realized.

Income from operations

Income from operations was $4.1 million in the first quarter 2012 and $3.6 million in the first quarter 2011 due to the reasons explained above.

Non-GAAP income from operations (note 1) increased $1.3 million or 18.6% to $8.1 million in the first quarter 2012 from $6.8 million in the first quarter 2011.

Interest expense

Interest expense was $0.3 million in the first quarter 2012 and $1.2 million in the first quarter 2011. The interest expense in the first quarter 2012 consisted of $0.3 million of interest on short-term bank borrowings. Interest expense in the first quarter 2011 included $0.5 million of interest on short-term bank borrowings and imputed interest $0.7 million accrued for our convertible notes, which together with accrued interest thereon, were converted into our ordinary shares by March 31, 2011.

Income taxes expense

Income tax expense increased to $0.7 million in the first quarter 2012 from $0.3 million in the first quarter 2011 resulting from the expiration of the tax exemption and reduction holidays in certain operating entities in China by the end of 2011. We currently estimate that the effective tax rate would be approximately 17.6% for the year 2012.

Net income

Net income was $3.3 million in the first quarter 2012, compared with $5.2 million in the first quarter 2011. The fluctuation was due to the factors explained above.

Non-GAAP net income (note 1) increased $1.2 million or 19.0% to $7.3 million in the first quarter 2012 from $6.2 million in the first quarter 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Earnings per ADS

Basic earnings per ADS were $0.06 in the first quarter 2012 and $0.10 in the first quarter 2011.

Diluted earnings per ADS were $0.06 in the first quarter 2012 and $0.09 in the first quarter 2011.

Non-GAAP diluted earnings per ADS (note 1) were $0.12 in the first quarter 2012 and $0.10 in the first quarter 2011.

Each ADS represents 10 ordinary shares.

Cash and Cash Flow

As of March 31, 2012, we had a cash balance of $71.9 million. Our net cash used in operating activities in the first quarter 2012 was $19.1 million. Our net cash used in investing activities in the first quarter 2012 was $7.8 million including capital expenditures of $5.5 million.

Days sales outstanding (“DSO”) was 158 days for the first quarter 2012 and 161 days for the first quarter 2011. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period.

Recent Developments

Acquisition of Nanjing Jiangchen Science & Technology Co., Ltd. (“Jiangchen”)

In April 2012, we acquired Jiangchen’s power distribution solution business to broaden our existing electric power generation IT services business. Total consideration of the acquisition will be determined based on the Jiangchen’s profit before tax for the 12-month period ending on March 31, 2013. The total consideration is capped at $4.0 million and will be paid in cash in multiple installments during the next three years.

Outlook for the second quarter of 2012 and year 2012

For the second quarter 2012, iSoftStone expects to achieve the following targets:

•	Net revenues for the second quarter 2012 to be at least $90.0 million.

•	Net income for the second quarter 2012 to be at least $4.3 million.

•	Non-GAAP net income for the second quarter 2012 to be at least $8.2 million.

•

Non-GAAP diluted earnings per ADS for the second quarter 2012 to be at least $0.14, assuming 60.0 million average ADSs will be outstanding in the second quarter 2012. One ADS represents 10 ordinary shares.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

For the year 2012, iSoftStone expects the following targets:

•	Net revenues in 2012 to be at least $382.0 million.

•	Net income in 2012 to be at least $31.0 million.

•	Non-GAAP net income in 2012 to be at least $45.0 million.

•	Non-GAAP diluted earnings per ADS in 2012 to be at least $0.73, assuming 61.5 million average ADSs will be outstanding in 2012. One ADS represents 10 ordinary shares.

The above quarterly and annual outlook of net income reflects an estimated income tax rate of 17.5%.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of convertible notes derivatives and changes in fair value of contingent consideration in business combinations. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income, and diluted earnings per ADS) excluded share-based compensation, interest expense of convertible notes, change in fair value of convertible notes derivatives, changes in fair value of contingent consideration in connection with business combination, and amortization of intangible assets from acquisitions. For a reconciliation of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Conference Call on May 18, 2012

iSoftStone will host an earnings conference call and live webcast covering its first quarter 2012 financial results at 8:00 a.m. Eastern Daylight Time (New York) on May 18, 2012 (which is also 8:00 p.m. in Beijing and Hong Kong on May 18).

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004

U.S. toll	1 718 354 1231

Mainland China toll-free	800 819 0121 (Domestic)

400 620 8038 (Domestic mobile)

Hong Kong toll-free	800 930 346

Participant pass code	ISS

A live and archived webcast of the conference call will be available in the investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes prior to the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available two hours after the conclusion of the conference call through 11:59 p.m. Eastern Daylight Time on May 25, 2012. The dial-in details for the replay are as follows: U.S. toll-free at 1 866 214 5335, international dial-in at +61 2 8235 5000, and the replay pass code is 5047 2886.

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the first quarter 2012, our financial outlook for the second quarter and year 2012 and the continued success of our strategy (including the success of our focus on enhancing service capabilities, industry vertical focus, and geographic balance) and our ability to make continued long-term investments, particularly in light of a challenging global economic environment and slowdown of the China economy.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter 2012 are preliminary, unaudited, and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter and year 2012, continue to realize operational and delivery efficiencies and continued strong client demand or achieve a diversified revenue base, effectively capitalize on our growth opportunities and strategies, enter targeted markets, or otherwise grow our business in the manner planned, successfully complete planned acquisitions or strategic investments or recognize the anticipated benefits of our acquisitions and strategic investments, on a timely basis or at all. Our customers may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2011 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 27, 2012, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our second quarter 2012 and year 2012 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both Greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Christensen

Mr. Tom Myers, +86-139-1141-3520

tmyers@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2011	March 31, 2012

Cash	101,196	71,872
Restricted cash	1,581	3,936
Accounts receivable, net of allowance	152,663	171,263
Other current assets	23,052	29,349

Total current assets	278,492	276,420
Property and equipment	55,791	56,869
Land use right	3,242	3,223
Intangible assets	4,688	5,590
Goodwill	24,597	24,591
Other non-current assets	11,246	9,710

Total assets	378,056	376,403

Accounts payable	15,924	11,985
Deferred revenue	8,387	6,867
Short-term borrowings	15,094	15,085
Other current liabilities	40,454	37,790

Total current liabilities	79,859	71,727
Other non-current liabilities	3,438	2,349

Total liabilities	83,297	74,076

Shareholders’ equity (note a)	293,160	300,251
Noncontrolling interest	1,599	2,076

Total liabilities and shareholders’ equity	378,056	376,403

Note a:

As of March 31, 2012, the number of ordinary shares issued and outstanding was 562,264,326.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except per share data)

	Three-month periods ended March, 31
	2011	2012
Revenues	58,044	87,772
Business tax	(1,127)	(1,423)

Net revenues	56,917	86,349
Cost of revenues	(36,372)	(58,568)

Gross profit	20,545	27,781
Operating expenses:
General and administrative expenses	(11,472)	(14,645)
Selling and marketing expenses	(5,385)	(7,944)
Research and development expenses	(948)	(856)

Total operating expenses	(17,805)	(23,445)
Change in fair value of contingent consideration in connection with business combination	(58)	(399)
Other income (expense), net	84	(61)
Government subsidies	872	216

Income from operations	3,638	4,092
Interest income	278	375
Interest expense	(1,180)	(287)
Change in fair value of convertible notes derivatives	2,832	—

Income before provision for income taxes and loss in equity method investments, net of income taxes	5,568	4,180
Income taxes expense	(325)	(702)

Income after income taxes before loss in equity method investments, net of income taxes	5,243	3,478
Loss in equity method investments, net of income taxes	(92)	(149)

Net income	5,151	3,329

Less: Net income attributable to noncontrolling interest	5	41

Net income attributable to iSoftStone Holdings Limited	5,146	3,288

Earnings per share (In US$)
Basic	0.01	0.01
Diluted	0.01	0.01
Earnings per ADS (In US$)
Basic	0.10	0.06
Diluted	0.09	0.06
Weighted average shares (In thousands)
Basic	530,338	558,629
Diluted	603,620	591,248

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands, except per share data)

	Three-month periods ended March, 31
	2011	2012

Net income	5,151	3,329
Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	876	(590)

Comprehensive income	6,027	2,739
Less: comprehensive income attributed to the noncontrolling interest	13	40

Comprehensive income attributed to iSoftStone Holdings Limited	6,014	2,699

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	Three-month periods ended March, 31
	2011	2012

Cash flows from operating activities:
Net income	5,151	3,329
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	2,550	3,039
Depreciation and amortization of property and equipment	1,420	2,237
Amortization of intangible assets	638	634
Amortization of land use right	—	18
Provision (recoveries) of allowance for doubtful accounts	450	(61)
Loss on equity method investments	92	149
Loss on disposal of property and equipment	60	45
Changes in fair value of contingent consideration in connection with business combinations	58	399
Changes in fair value of convertible notes derivatives	(2,832)	—
Imputed interest expense in connection with convertible notes	654	—
Changes in operating assets and liabilities:
Accounts receivable	(13,891)	(18,596)
Other assets	(3,331)	(4,981)
Accounts payable	(3,965)	(3,926)
Other liabilities	(4,678)	(1,430)

Net cash used in operating activities	(17,624)	(19,144)
Cash flows from investing activities:
Purchase of property and equipment	(1,791)	(5,488)
Deferred and contingent consideration paid for business acquisitions	(76)	—
Restricted cash	1,823	(2,351)

Net cash used in investing activities	(44)	(7,839)
Cash flows from financing activities:
Payment of offering cost in connection with the issuance of ordinary shares	(1,360)	—
Proceeds from exercise of options	538	1,569
Proceeds from sale of ordinary shares	211	—
Proceeds from short term borrowings	—	1,585
Payment of short term borrowings	—	(1,585)
Deferred and contingent consideration paid for business acquisitions	(1,855)	(3,783)
Capital contribution from noncontrolling interest shareholder	—	436

Net cash used in financing activities	(2,466)	(1,778)
Effect of exchange rate changes	328	(563)

Net decrease in cash	(19,806)	(29,324)
Cash at beginning of period	181,080	101,196

Cash at end of period	161,274	71,872

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations and net income to comparable GAAP measures

	Three-month periods ended March, 31, 2011				Three-month periods ended March, 31, 2012
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(17,805)	3,009	(a)	(14,796)	(23,445)	3,346	(d)	(20,099)
Income from operations	3,638	3,201	(a)(b)	6,839	4,092	4,016	(d)(e)	8,108
Net income	5,151	1,023	(a)(b)(c)	6,174	3,329	4,016	(d)(e)	7,345

Notes:

(a)	Adjustments to exclude share-based compensation of $2,509 and amortization of intangible assets from acquisitions of $500 from the unaudited condensed consolidated statement of operations.
(b)	Adjustments to exclude share-based compensation of $41, amortization of intangible assets from acquisitions of $93 and change in fair value of contingent consideration connection with business combinations of $58 from the unaudited condensed consolidated statement of operations.
(c)	Adjustments to exclude interest expenses of convertible notes of $654 and change in fair value of convertible notes derivatives of $(2,832) from the unaudited condensed consolidated statement of operations.
(d)	Adjustments to exclude share-based compensation of $2,920 and amortization of intangible assets from acquisitions of $426 from the unaudited condensed consolidated statement of operations.
(e)	Adjustments to exclude share-based compensation of $119, amortization of intangible assets from acquisitions of $152 and change in fair value of contingent consideration connection with business combinations of $399 from the unaudited condensed consolidated statement of operations.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS for the first quarter

	Three-month periods ended Mar. 31, 2011			Three-month periods ended Mar. 31, 2012
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In thousands)	603,620	—	603,620	591,248	—	591,248
Diluted earnings per share (In US$)	0.01		0.01	0.01		0.01
Diluted earnings per ADS (In US$)	0.09		0.10	0.06		0.12